UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Capstone Therapeutics Corp.

(Name of Issuer)

Common Stock, $0.0005 par value

(Title of Class of Securities)

14068E109

(CUSIP Number)

Jeffrey S. Spindler, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 14, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14068E109

1	NAME OF REPORTING PERSON

BP Peptides, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,541,197
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,541,197
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,541,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 14068E109

1	NAME OF REPORTING PERSON

Matthew E. Lipman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,541,197
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,541,197
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,541,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.1%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 14068E109

1	NAME OF REPORTING PERSON

Michael Toporek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 14068E109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0005 par value per share (the “Shares”), of Capstone Therapeutics Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1275 West Washington Street, Suite 104, Tempe, Arizona 85281.

Item 2.	Identity and Background.

(a)       This statement is filed by BP Peptides, LLC, a Delaware limited liability company (“BP Peptides”), Matthew E. Lipman and Michael Toporek. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Matthew E. Lipman is the Manager and President of BP Peptides. By virtue of this relationship, Mr. Lipman may be deemed to beneficially own the Shares directly owned by BP Peptides.

(b)       The address of the principal office of each of the Reporting Persons is 122 East 42nd Street, Suite 4305, New York, New York 10168.

(c)       The principal business of BP Peptides is investing in securities. The principal occupation of Matthew E. Lipman is serving as an employee of Ambrose Employer Group, LLC, a human resources outsourcing firm. The principal occupation of Michael Toporek is serving as a Principal of MJT Park Investors, Inc., a management and consulting firm.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       BP Peptides is organized under the laws of the State of Delaware. Each of Matthew E. Lipman and Michael Toporek is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 18,541,197 Shares owned directly by BP Peptides is $1,314,971.82. Such Shares were acquired with the working capital of BP Peptides.

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CUSIP NO. 14068E109

Item 4.	Purpose of Transaction.

Matthew E. Lipman and Michael Toporek have been appointed to the board of directors of the Issuer in connection with the Securities Purchase Agreement (as defined below). Except in Messrs. Lipman’s and Toporek’s capacities as directors of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Reference is made to the description of the Securities Purchase Agreement, Registration Rights Agreement, Note and BVF Agreement (each as defined below) in Item 6. The Securities Purchase Agreement, Registration Rights Agreement, Note and BVF Agreement are either referenced or attached as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, hereto and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 54,385,411 Shares outstanding, which is comprised of 40,885,411 Shares outstanding as disclosed in Exhibit 10.1 to the Form 8-K filed by the Issuer on July 17, 2017, plus the 13,500,000 Shares issued to BP Peptides in connection with the Securities Purchase Agreement.

As of the close of business on the date hereof, BP Peptides directly owned 18,541,197 Shares, constituting approximately 34.1% of the Shares outstanding. By virtue of his relationship with BP Peptides discussed in further detail in Item 2, Matthew E. Lipman may be deemed to beneficially own the Shares directly owned by BP Peptides.

As of the close of business on the date hereof, Matthew E. Lipman did not directly own any securities of the Issuer.

As of the close of business on the date hereof, Michael Toporek did not directly own any securities of the Issuer.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)       BP Peptides may be deemed to share with Matthew E. Lipman the power to vote and dispose of the Shares directly owned by BP Peptides.

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CUSIP NO. 14068E109

(c)       There have been no transactions in the Shares of the Issuer by the Reporting Persons during the past 60 days, except for the acquisition by BP Peptides of 13,500,000 Shares pursuant to the Securities Purchase Agreement and 5,041,197 Shares pursuant to the BVF Agreement, as discussed in greater detail in Item 6.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Securities Purchase, Loan and Security Agreement

On July 14, 2017, the Issuer and BP Peptides entered into a Securities Purchase, Loan and Security Agreement (the “Securities Purchase Agreement”) pursuant to which on such date the Issuer issued and sold 13,500,000 Shares (the “Capstone Shares”) to BP Peptides for an aggregate of $1,012,500 and BP Peptides made a loan to the Issuer (the “Loan”) in the principal amount of $2,427,500. The Issuer also agreed to (i) appoint Matthew E. Lipman and Michael Toporek, each a designee of BP Peptides, to the Issuer’s board of directors (the “Board”), (ii) appoint Mr. Lipman to the Audit Committee of the Board and Mr. Toporek to the Compensation Committee of the Board, (iii) maintain such committee appointments, (iv) appoint one of such designated directors (or a successor named by BP Peptides) to each Board committee created after July 14, 2017 and maintain such appointments, and (v) include certain numbers of such designated directors (or successor named by BP Peptides) as nominees recommended by the Board for election as directors, as long as BP Peptides and its affiliates beneficially own specified percentages of outstanding Shares of the Issuer. At any time BP Peptides and its affiliates beneficially own at least 20% of the outstanding Shares of the Issuer, the Issuer must include two such BP Peptides-designated directors on its Board and as Board-recommended director nominees. At any time BP Peptides and its affiliates beneficially own at least 5% but less than 20% of the outstanding Shares of the Issuer, the Issuer must include one such BP Peptides-designated director on its Board and as a Board-recommended director nominee. At any time BP Peptides and its affiliates beneficially own less than 5% of the outstanding Shares of the Issuer, the Issuer will not be obligated to include any BP Peptides-designated director on its Board or as a Board-recommended director nominee.

The Issuer further agreed pursuant to the Securities Purchase Agreement that it would not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for its equity securities, other than pursuant to a Demand Registration (as defined below) during the 90-day period beginning on the effective date of any registration statement in connection with a Demand Registration, except pursuant to a registration statement covering (i) sales or distributions of the Issuer’s equity securities or any securities convertible into or exchangeable or exercisable for its equity securities pursuant to a registration statement on Form S-4 or Form S-8 or any successor form, or (ii) the issuance of Shares of the Issuer in connection with transfers to dividend reinvestment plans or to employee benefit plans in order to enable any such employee benefit plan to fulfill its funding obligations in the ordinary course. The Issuer also granted BP Peptides certain preemptive rights with respect to securities of the Issuer.

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CUSIP NO. 14068E109

In connection with the Securities Purchase Agreement, the Board approved the acquisition of the Capstone Shares and the BVF Shares (as defined below) for purposes of the Tax Benefit Preservation Plan Agreement, dated as of April 18, 2017, between the Issuer and Computershare Trust Company, N.A., as Rights Agent (the “Plan”), making BP Peptides and its affiliates and associates “Exempt Persons” under the Plan in respect of such transactions. The Board also approved the acquisition of the Capstone Shares and the BVF Shares for purposes of Section 203 of the Delaware General Corporation Law and Article 11 of the Certificate of Incorporation of the Issuer.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Registration Rights Agreement

On July 14, 2017, the Issuer and BP Peptides entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed, upon the request of holders of at least 25% of the outstanding Capstone Shares, to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), to register the resale of the Capstone Shares (a “Demand Registration”). The Issuer also agreed, subject to certain conditions and exclusions, to include the resale of the Capstone Shares in any registration statement that the Issuer files under the Securities Act (other than a registration statement on Form S-4 or Form S-8) upon the request of any holder of Capstone Shares. The Registration Rights Agreement terminates on the earlier of July 15, 2022 or the date that BP Peptides and any permitted assignee or successor of BP Peptides owning Capstone Shares no longer hold collectively at least 5% of the outstanding Shares of the Issuer.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is referenced as Exhibit 99.2 hereto and is incorporated herein by reference.

Promissory Note

On July 14, 2017, the Issuer executed and delivered to BP Peptides a Promissory Note (the “Note”) evidencing the Loan. The Loan bears interest at the rate of 6% per annum, payable quarterly in cash, on the outstanding principal balance of the Loan. The outstanding principal balance of the Loan will be due and payable in full on October 15, 2020. BP Peptides has a first priority security interest in all the assets of the Issuer to secure the Loan.

The foregoing description of the Note is qualified in its entirety by reference to the full text of the Note, which is referenced as Exhibit 99.3 hereto and is incorporated herein by reference.

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CUSIP NO. 14068E109

BVF Agreement

On July 14, 2017, concurrently with the consummation of the transactions described above, BP Peptides and Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Investment 10, L.L.C., BVF MSI SPV, L.L.C. and BVF Investments, L.L.C. (collectively, “BVF”) entered into a letter agreement (the “BVF Agreement”) pursuant to which BP Peptides purchased 5,041,197 Shares of the Issuer (the “BVF Shares”) from BVF for an aggregate of $302,471.82. BVF also agreed to certain standstill provisions.

The foregoing description of the BVF Agreement is qualified in its entirety by reference to the full text of the BVF Agreement, which is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Joint Filing Agreement

On July 24, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description
99.1	Securities Purchase, Loan and Security Agreement by and between Capstone Therapeutics Corp. and BP Peptides, LLC, dated July 14, 2017 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on July 17, 2017).
99.2	Registration Rights Agreement by and between Capstone Therapeutics Corp. and BP Peptides, LLC, dated July 14, 2017 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer on July 17, 2017).
99.3	Promissory Note by Capstone Therapeutics Corp., dated July 14, 2017 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on July 17, 2017).
99.4	Letter Agreement by and among BP Peptides, LLC and Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Investment 10, L.L.C., BVF MSI SPV, L.L.C. and BVF Investments, L.L.C., dated July 14, 2017.
99.5	Joint Filing Agreement by and among BP Peptides, LLC, Matthew E. Lipman and Michael Toporek, dated July 24, 2017.
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CUSIP NO. 14068E109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2017	BP Peptides, LLC

	By:	/s/ Matthew E. Lipman
		Name:	Matthew E. Lipman
		Title:	Manager and President

/s/ Matthew E. Lipman
Matthew E. Lipman

/s/ Michael Toporek
Michael Toporek

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